Exhibit 99.1

Dear Holder of INX Tokens (the “Tokens”) of INX Limited (the “Company”),

As previously announced, The INX Digital Company, Inc. (our “Parent”), entered into a Plan of Arrangement (the “Arrangement”) with OpenDeal, Inc. (dba Republic), pursuant to which Republic, at Closing, will purchase the entire share capital of the Parent. For further information relating to the Arrangement, kindly see the management information circular here. The Company expects that the Closing will take place by the end of 2025; however, there is no assurance that the Closing will indeed occur.

Pursuant to the provisions of the Company’s Registration Statement which was declared effective by the U.S. Securities and Exchange Commission on August 20, 2020  in connection with the public offering of the Token (the “Prospectus”, available here) and the Token Purchase Agreement (the “TPA”), each holder of Tokens shall be entitled to receive its pro-rata portion of the Cash Fund of the Company (as defined in the Prospectus) (the “Distribution”) following the Closing.

As of the date hereof, the total amount in the Cash Fund is approximately US$ 34 million. Holders of Tokens shall be entitled to receive a per Token amount which will be determined by dividing the amount of the Cash Fund by the number of outstanding Tokens (other than Tokens held by the Company) on the “Cut-Off Date”. The date at which we record all eligible INX Token holders is the “Cut-off Date” and will be publicly announced in advance. Only Tokens held on the Cut-Off Date will entitle their holders to receive a Distribution. On the Cut-Off Date, we will announce the per token amount.

If you have any questions, please contact our Support Team at: support-cf@inx.co.

The Company does not provide, and this notice should not be construed as, tax advice to you or to any Token holder with respect to the payment of the Distribution. Token holders are urged to consult their own tax advisors regarding the tax consequences of the Distribution in light of their particular circumstances. The Company may withhold any taxes or charges as required under applicable law.

Sincerely,

The INX Team